UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-126175
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan
500 Grant Street, Suite 2226
Pittsburgh, PA 15219-2502
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	3

SIGNATURES	4

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	5-14

Exhibit 23(a) Consent of Independent Registered Public Accounting Firm – McCrory & McDowell LLC	15
EX-23.A

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan are being filed herewith:
INDEX

Page
Number

Report of Independent Registered Public Accounting Firm	5

Financial Statements

Statements of Net Assets Available for Benefits	6

Statement of Changes in Net Assets Available for Benefits	7

Notes to Financial Statements	8-13

Supplemental Schedule

Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	14

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 28, 2006	Dale T. Brinkman, Member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Pension Plan Administrative Committee and Participants
Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan
Blairsville, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate            in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania
June 19, 2006

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at Fair Value
Investment in the Worthington Deferred Profit Sharing Plan Master Trust	$48,454,371	$42,950,426

Participant Loans	1,359,705	1,312,767

Receivables
Employee Contribution Receivable	115,496	86,078
Employer Contribution Receivable	74,926	409,831

	190,422	495,909

NET ASSETS AVAILABLE FOR BENEFITS	$50,004,498	$44,759,102

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2005
Additions to Net Assets Attributable to:
Contributions
Participants	$3,403,454
Employer	2,550,057
Rollovers	82,197

6,035,708

Investment Income
Interest on Participant Loans	75,347
Plan Interest in the Worthington Deferred Profit Sharing Plan Master Trust	2,761,826

2,837,173

Transfers into the Plan	204,343

Total Additions	9,077,224

Deductions from Net Assets Attributable to:
Benefits Paid to Participants	3,817,145
Administrative Expenses	14,683

Total Deductions	3,831,828

Net Increase in Net Assets	5,245,396

Net Assets Available for Benefits
Beginning of Year	44,759,102

END OF YEAR	$50,004,498

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
I.	DESCRIPTION OF PLAN
The following brief description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan with a cash or deferred arrangement under Internal Revenue Code Section 401(k). The Plan was established on July 1, 1977, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Substantially all salaried employees of Dietrich Industries, Inc. and certain participating employers (the “Company”) are immediately eligible to participate in the Plan.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Gerstenslager Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, and the Dietrich Industries, Inc. Hourly 401(k) Plan.

An employee electing to participate in the Plan can elect to contribute 1% to 50% of eligible earnings subject to Internal Revenue Code limitations. Each pay period, the Company will make a matching contribution of 50% of a participant’s pre-tax contributions that do not exceed 2% of the participant’s eligible pay.

For 2005, the Company made a safe harbor employer contribution on or about the end of the month following the end of each calendar quarter in an amount equal to 3% of a participant’s eligible pay during the quarter. A participant does not need to make pre-tax contributions to the Plan to receive the Company’s 3% contribution.

The Plan permits and accepts participant elective transfers of account balances between and among the Plan, the Dietrich Industries, Inc. Hourly 401(k) Plan, and the Worthington Industries, Inc. Deferred Profit Sharing Plan when an employee’s status at the Company changes from hourly to salaried or vice-versa or when an employee transfers to or from employment with Worthington Industries, Inc. (or one of its affiliates).

The Company may also be required to make a qualified non-elective contribution which is based on a participant’s unused balance of his or her flexible spending plan. Effective January 1, 2006, pursuant to the third amendment of the Plan, the Company will no longer sponsor the flexible spending plan.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
I.	DESCRIPTION OF PLAN (Continued)
Participants are fully vested at all times in both employee and employer contributions and may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, or upon reaching normal retirement age of 59 1/2. The plan provides for special hardship withdrawals up to a maximum of the participant’s elective deferral contributions.

Participants may elect to invest in various investment options. Individual accounts are established for each plan participant and credited for employee and employer contributions and an allocation of earnings based on the participant’s account balance.

Although the Company expects to continue the Plan indefinitely, it maintains the right to terminate the Plan.

All administrative expenses of the Plan including fees paid to the custodian may be charged to the Plan to the extent the expenses are not paid by the Company.

Participants may borrow up to one-half of their vested accrued benefit account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods not to exceed five years, except that a repayment period of up to ten years will be allowed if the loan is used to acquire a principal residence. The annual interest rate on a loan will be equal to the interest rate charged by persons in the business of making loans to individuals under similar circumstances. Principal and interest are paid ratably through payroll deductions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Valuation of Investments and Income Recognition – Effective March 1, 2004, as amended, the Plan’s investments are now held in a Master Trust by Fidelity Investments. The Master Trust’s investments are stated at fair value. Investments in registered investment companies are stated at fair value based on publicly quoted market prices. The investments in the common stock fund and common/collective trust are valued at the net asset value of units held by the Plan at year end by the custodian and record keeper.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits – Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3.	INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	Fair Value
	2005	2004
Plan Interest in the Worthington Deferred Profit Sharing Plan Master Trust	$48,454,371	$42,950,426

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
3.	INVESTMENTS (Continued)
On March 1, 2004, under instructions from the Plan administrator, the Plan changed its custodian and recordkeeper from Cigna to Fidelity Investments. Accordingly, all of the investments were transferred from the Cigna accounts to accounts in a Master Trust maintained by Fidelity Investments.

During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Master Trust	$2,761,826

Total Assets of the Master Trust at December 31, 2005 and 2004 are as follows:

Investments of Master Trust at
Fair Value	2005	2004
Registered Investment Companies	$189,606,658	$166,321,993
Common/Collective Trusts	42,966,264	39,014,053
Worthington Common Fund	27,105,643	32,123,192

	$259,678,565	$237,459,238

The Plan’s share of investments held by the Master Trust is approximately 19% and 18% at December 31, 2005 and 2004, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment Income for the Master Trust	2005
Interest and Dividend Income	$8,178,592
Net Depreciation in Fair Value of the Worthington Common Fund	(612,193)
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common/Collective Trusts	9,855,059

$17,421,458

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
3.	INVESTMENTS (Continued)
At December 31, 2005 and 2004, the Master Trust held 1,395,450 and 1,602,780, respectively, common shares of the Sponsor, Worthington Industries, Inc., in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $960,234 for the year ended December 31, 2005.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2005 and 2004 are as follows:

	2005	2004
Dodge & Cox Stock Fund	$22,536,339	$15,609,710
Worthington Common Fund	27,105,643	32,123,192
Fidelity Balanced Fund	52,582,503	49,784,169
Fidelity Blue Chip Growth Fund	27,180,667	29,468,964
Fidelity Diversified International Fund	30,512,575	23,367,184
Fidelity Managed Income Portfolio Fund	42,966,264	39,014,053
4.	INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
5.	TRANSACTIONS WITH PARTIES-IN-INTEREST
The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan. In addition, certain Plan investments include shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the custodian and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2005 and 2004
5.	TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)
One of the investment vehicles within the Master Trust and available to participants is the Worthington Common Fund, which includes an investment in Worthington Industries Common Stock. The Plan held 75,418.297 and 73,424.857 units with current values of $834,126 and $832,638 of the Worthington Common Fund at December 31, 2005 and 2004, respectively. During 2005, the Plan received $27,575 of dividends on shares of Worthington Industries Common Stock.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
EIN Number 25-1072343, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	Supplementary Information

		(c) Description of Investment Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral, Par or	December 31, 2005
(a)	Lessor or Similar Party	Maturity Value	(e) Current Value

*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	$48,454,371
*	Participant Loans	Interest Rate: 5% to 10%	1,359,705

	Total Assets Held for Investment		$49,814,076

*	Indicates party-in-interest to the Plan.